Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended March 31
	2012	2011
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$5,459	5,783
Distributions less than equity in earnings of affiliates	(423)	(523)
Fixed charges, excluding capitalized interest*	489	348

	$5,525	5,608

Fixed Charges
Interest and debt expense, excluding capitalized interest	$355	262
Capitalized interest	146	112
Interest portion of rental expense	45	46

	$546	420

Ratio of Earnings to Fixed Charges	10.1	13.4

*Includes	amortization of capitalized interest totaling approximately $89 million in 2012 and $40 million in 2011.